GOLDCORP REPORTS THIRD QUARTER 2018 RESULTS

Vancouver, October 24, 2018 – GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") is pleased to report its third quarter 2018 results.

Third Quarter Highlights

- **Net loss was $101 million, or $0.12 per share.** Results for the three months ended September 30, 2018 included a non-cash foreign currency translation loss of $0.04 per share. Operating results were impacted primarily by lower production of all metals at the Peñasquito mine due to lower throughput and planned lower grades from stockpiles during the commissioning of the now fully constructed Peñasquito Pyrite Leach Project. Operating cash flows and adjusted operating cash flows[1] for the three months ended September 30, 2018 were $193 million and $171 million, respectively, compared to $315 million and $308 million, respectively, for the three months ended September 30, 2017.

- **Gold production of 503,000 ounces at all-in sustaining costs[1] ("AISC") of $999 per ounce, compared to 633,000 ounces at AISC of $827 per ounce for the three months ended September 30, 2017**. Goldcorp expects gold production and operating costs to improve substantially in the fourth quarter of 2018 to approximately 620,000 ounces of gold at AISC of approximately $750 per ounce as substantially all of Peñasquito's production will come from higher grade ore from the main Peñasco pit, and Éléonore and Cerro Negro continue their ramp ups to optimum production rates.

- **Significant project milestones reached in support of the Company's 20/20/20 growth plan and Beyond 20/20 program.** Commissioning of the Peñasquito Pyrite Leach Project commenced, with first gold and commercial production expected in the fourth quarter of 2018. The Century Gold Project submitted its Associated Project Description to regulatory authorities in July 2018 and the Yukon Environmental and Socio-Economic Board deemed the Coffee Project adequate in August 2018.

- **An additional $30 million of sustainable annual efficiencies identified, bringing the Company closer to reaching its goal of achieving $350 million of sustainable annual efficiencies by the end of 2019.** Building on the momentum from achieving $250 million of the efficiencies by mid-2018 and identifying the additional $30 million of efficiencies during the third quarter of 2018, work is underway across Goldcorp's operations to identify the remaining opportunities that are expected to drive the Company towards realizing its 20/20/20 plan.

- **Proven and Probable Gold Mineral Reserves are 52.8 Million Ounces.** Goldcorp mineral reserves increased at Musselwhite with the higher-grade extension of PQ Deeps and the addition of the WEL zone and at Cerro Negro, with an inaugural mineral reserve estimate at the Silica Cap. Overall mineral reserves additions at Goldcorp-operated sites essentially replaced depletion over the 12-month period.

"Steady project execution in the third quarter during a transition period at our flagship Peñasquito mine continued a process of de-risking our 20/20/20 production growth and cost reduction plans. The commissioning of the PLP at Peñasquito, ongoing development of the Materials Handling system at Musselwhite and the near completion of the ramp up at both Cerro Negro and Éléonore are expected to lead to significantly improved gold production and costs in the fourth quarter of 2018", said David Garofalo, President and Chief Executive Officer of Goldcorp. "At the same time, with our renewed focus on exploration, we essentially replaced gold reserve depletion across our operating assets, establishing a strong foundation to achieve our gold reserve target of 60 million ounces by 2021."

Goldcorp is also announcing the appointment of Cristina Bitar to the Company's Board of Directors, effective as of October 24, 2018.

"We are excited about adding Cristina to our Board of Directors," said Ian Telfer, Chairman of the Board of Goldcorp. "Her experience and knowledge will benefit the company and shareholders by enhancing the effectiveness of our board with communication, stakeholder management, strategy, innovation and diversity of thinking."

Mrs. Bitar is a senior partner at Azerta, one of the leading strategic communication and public affair agency in Chile and Peru where she executes on complex business crisis, regulatory matters and highly visible media and social issues for corporate clients. She previously founded one of the most dynamic and fastest growing communication firms in Chile, Captiva, which in 1999 merged with Hill & Knowlton. She has been elected nine times as one of 100 Leading Women in the country by El Mercurio, a leading Chilean newspaper, and Mujeres Empresarias, a women's business leadership organization. She was also awarded the Universidad del Pacífico's Women of the XXI Century recognition, granted to professional women for their contributions in different sectors.

Mrs. Bitar holds a BA in Economics and Sociology from Dartmouth College and an MBA from the Universidad de Chile and Tulane University. She is a Board member of the largest private pension fund in Chile- AFP Provida, a Metlife Company, she is also a permanent columnist in La Segunda newspaper, a member of the think tank Public Policy Council Libertad y Desarrollo, and a Founding and Council Member of Comunidad Mujer, an NGO that promotes women's rights and gender equality. She is also a professor in the Masters in Communications Degree Program at the Universidad Adolfo Ibañez in

Santiago, Chile. Since 2008, she has also been a member of the Young Global Leaders organization at the World Economic Forum.

FINANCIAL AND OPERATING RESULTS

($ millions, except where indicated)	Three months ended September 30, 2018	Three months ended September 30, 2017
Gold production[1] (ounces)	503,000	633,000
Gold sales[1] (ounces)	508,000	606,000
Operating cash flows	$193	$315
Adjusted operating cash flows[1],[2]	$171	$308
Net (loss) earnings	($101)	$111
Net (loss) earnings per share	($0.12)	$0.13
By-product cash costs[1],[3] (per ounce)	$683	$483
AISC[1],[3] (per ounce)	$999	$827

Net earnings and net earnings per share for the third quarter of 2018 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as having (increased)/decreased net earnings and net earnings per share in the three months ended September 30, 2018):

	Three months ended September 30, 2018	
	($ millions, after tax)	$/share
Non-cash foreign exchange loss on deferred tax balances and other	$37	$0.04

Please refer to the Company's financial statements, related notes and accompanying Management's Discussion and Analysis for a full review of its operations and projects. This can be accessed by clicking on this link: Q3-2018 MD&A and Financial Statements.

Third Quarter 2018 Conference Call and Webcast details:

Date: Thursday, October 25, 2018
Time: 10:00 a.m. (PT)
Toll Free (US and Canada):   1-800-355-4959
Outside US and Canada: 1-416-340-2216

A live and archived webcast will also be available on Goldcorp's website at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):   1-800-408-3053
Outside US and Canada: 1-905-694-9451
Replay end date: November 25, 2018
Replay Passcode: 4818060#

Footnotes

1. The Company has included certain performance measures, including non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this release. Attributable performance measures include the Company's mining operations and projects and the Company's share from Pueblo Viejo, Alumbrera and NuevaUnión

2. Adjusted operating cash flows are comprised of Goldcorp's share of operating cash flows before working capital changes, calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera and NuevaUnión's operating cash flows before working capital changes. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to operate without reliance on additional external funding or use of available cash.

    The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp's share of adjusted operating cash flows:

($ millions)	Three months ended September 30	
	2018	**2017**
Net cash provided by operating activities of continuing operations	$193	$315
Change in working capital	(63)	(57)
Adjusted operating cash flows provided by Pueblo Viejo and Alumbrera	41	50
Goldcorp's share of adjusted operating cash flows	$171	$308

3.   "Cash costs: by product" per ounce and "AISC" per ounce are non-GAAP financial performance measures.

Cash costs: by-product:

Total cash costs: by-product incorporate Goldcorp's share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company's closed mines which are non-cash in nature, and include Goldcorp's share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company's commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company's operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

AISC:

AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

The following tables provide a reconciliation of total cash costs: by product to reported production costs:

Three months ended September 30, 2018
($ millions unless stated otherwise)

	Production costs [a]	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (000's)	Total Cash Costs: by-product per ounce [b][c]
Total before associates and joint venture	$ 424	$ (161)	$ 17	$ 2	$ 282	395	$ 713
Associates and joint venture	$ 70	$ (21)	$ 1	$ 16	$ 66	113	$ 576
Total - Attributable	$ 494	$ (182)	$ 18	$ 18	$ 348	508	$ 683

Three months ended September 30, 2017
($ millions unless stated otherwise)

	Production costs [a]	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (000's)	Total Cash Costs: by-product per ounce [b][c]
Total before associates and joint venture	$ 459	$ (268)	$ 32	$ (3)	$ 220	490	$ 451
Associates and joint venture	$ 106	$ (22)	$ 2	$ (15)	$ 71	116	$ 617
Total - Attributable	$ 565	$ (290)	$ 34	$ (18)	$ 291	606	$ 483

(a)   Production costs includes $12 million in royalties for the three months ended September 30, 2018 (three months ended September 30, 2017– $19 million).

(b)   Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(c)   If silver, copper, lead and zinc were treated as co-products, total cash costs for the three months ended September 30, 2018 would have been $701 per ounce of gold (three months ended September 30, 2017 – $663 per ounce).

As described above, AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's cash costs: by-product and which are reconciled to reported production costs in the tables above. The following tables provide a reconciliation of AISC per ounce to total cash costs: by product:

Three months ended September 30, 2018
($ millions unless stated otherwise)

	Total cash costs: by-product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce[a]
Total before associates and joint venture	$ 282	$ 21	$ 2	$ 5	$ 107	$ 417	395	$ 1,056
Associates and joint ventures	$ 66	$ -	$ -	$ 3	$ 22	$ 91	113	$ 798
Total - Attributable	$ 348	$ 21	$ 2	$ 8	$ 129	$ 508	508	$ 999

Three months ended September 30, 2017
($ millions unless stated otherwise)

	Total cash costs: by-product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce[a]
Total before associates and joint venture	$ 220	$ 40	$ 13	$ 9	$ 127	$ 409	490	$ 835
Associates and joint ventures	$ 71	$ -	$ -	$ 6	$ 16	$ 93	116	$ 793
Total – Attributable	$ 291	$ 40	$ 13	$ 15	$ 143	$ 502	606	$ 827

(a)   AISC may not calculate based on amounts presented in these tables due to rounding.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, the future price of gold, silver, zinc, copper and lead, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting and certification time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, health, safety and diversity initiatives, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp's present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Mexico, Argentina, the Dominican Republic, Chile or other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, silver, zinc, copper and lead; mine development and operating risks; possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks associated with cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

INVESTOR CONTACT:
Shawn Campbell, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com

MEDIA CONTACT:
Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com